SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 17, 2004

PetroKazakhstan Inc.

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(Translation of registrant's name into English)

140-4th Ave. S.W. #1460, Calgary AB, T2P 3N3

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(Address of principal executive offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover of Form20-F or Form40-F:

      Form 20-F [  ]    Form 40-F [X]

      Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

      Yes [  ]    No [X]

      If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

FOR IMMEDIATE RELEASE - February 17th , 2004
FOR:              PETROKAZAKHSTAN INC.
SUBJECT:     Anti-Monopoly Court Decision

CALGARY, Alberta - PetroKazakhstan Inc. ("PetroKazakhstan") has received information that, in a decision issued by the Astana city court, a number of group companies acting as oil products distributors were unsuccessful in their challenge of allegations by the Agency for Regulation of Natural Monopolies and Protection of Competition ("ARNM") that these distributors had violated Kazakhstan competition Laws. The judgment upheld the ARNM determination that these distributors had received unjustified revenues totaling approximately US $91 million.

The court decision will be appealed.

In a similar case in November 2003, allegations by ARNM of unjustified revenues of about US $31 million against one of the same distributors were overturned by the court. The court decision is under appeal by ARNM.

It remains the Company's view that the allegations are without justification; a highly competitive market exists for oil products within Kazakhstan and the current level of prices merely reflects current world crude oil prices, which are close to their historical high. Also, the prices charged by the distributors are competitive with Russian imports and those charged by distributors of the other two refineries in Kazakhstan. Retail prices at PetroKazakhstan branded service stations are generally the lowest in every city where they are present.

PetroKazakhstan is also considering its recourse rights under the terms of the Shymkent Refinery Privatization Agreement, which clearly stipulates the right to sell any and all its products in Kazakhstan and abroad at free market prices and Kazakhstan's commitment to maintain a free market.

PetroKazakhstan will continue to seek a dialogue with the appropriate authorities to address the obvious concerns related to the pricing of refined products and possible measures to promote further transparency and effective monitoring of the competition dynamics, consistent with market economy principles.

PetroKazakhstan Inc. is a vertically integrated, international energy company, celebrating its seventh year of operations in the Republic of Kazakhstan. It is engaged in the acquisition, exploration, development and production of oil and gas, refining of oil and the sale of oil and refined products.

PetroKazakhstan shares trade in the United States on the New York Stock Exchange, in Canada on the Toronto Stock Exchange, in the United Kingdom on the London Stock Exchange and in Germany on the Frankfurt exchange under the symbol PKZ. The company's website can be accessed at www.petrokazakhstan.com.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

For further information please contact:

Ihor P. Wasylkiw Vice President Investor Relations +1 (403) 221-8658 +1 (403) 383-2234 (cell)	Jeffrey D. Auld Manager Investor Relations - Europe + 44 (1753) 410-020 + 44 79-00-891-538 (cell)

SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, , has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  February 16, 2004
           PetroKazakhstan

By:
/s/ Ihor Wasylkiw

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Ihor Wasylkiw, P. Eng.
Vice President Investor Relations